

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Sergio Marchionne
Principal Executive Officer
Fiat Chrysler Automobiles N.V.
Fiat House
240 Bath Road
Slough SL 1 4DX
United Kingdom

> **Re: Fiat Chrysler Automobiles N.V.**
> **Amendment No. 1 Registration Statement on Form F-1**
> **Filed November 13, 2014**
> **File No. 333-199285**

Dear Mr. Marchionne:

We have reviewed your responses to the comments in our letter dated November 5, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Use of Proceeds, page 38

1. We note your disclosure indicating that you intend to use the proceeds of this offering, together with the proceeds of the concurrent issuance of mandatory convertible securities, for general corporate purposes. Please revise to disclose the amount of the proceeds you expect to receive from the issuance of the Mandatory Convertible Securities.

Capitalization, page 39

2. We note that you have included a column on your Capitalization table which adjusts for the merger, the common shares offering and the mandatory convertible securities offering. Please revise the introductory paragraph or footnote disclosure to include the nature and significant terms of the mandatory convertible securities.

3. Please revise your capitalization table to provide separate disclosure of equity attributable to the owners of the parent and to the non-controlling interest.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 43

Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement, page 50

(B) Separation, page 50

4. We note your disclosure that the tax expenses related to the Separation adjustments are calculated based on the effective tax rate of Ferrari on a standalone basis. Please revise to disclose this effective tax rate for each period presented.

Notes to the Unaudited Pro Forma Interim Condensed Consolidated Statement of Position, page 53

(C) Distributions, page 53

5. We note your disclosure that this column represents the distributions and transfers of cash from Ferrari to FCA of approximately €2.25 billion. In light of the fact that Ferrari is a consolidated entity of the Fiat Group as of September 30, 2014 and its cash balances are presumably included in the historical cash amount of Fiat Group as of September 30, 2014, as reflected in the first column, please revise to explain how this cash distribution will increase Fiat Group's consolidated cash. As part of your revised disclosure please clearly explain the source of this cash.

Recent Developments, page 121

Capital Plan, page 121

6. Please revise your discussion of your mandatorily convertible securities to explain your planned accounting treatment for these securities in your IFRS financial statements when they are issued. Note 29 to your interim financial statements should be similarly revised.

Liquidity and Capital Resources, page 122

Chrysler New Debt Issuances and Prepayment of VEBA Trust Note, page 125

7. We note the disclosure in the first paragraph on page 125 which states "the principal amounts set forth above have been translated into Euros using the applicable exchange rate for the three months ended March 31, 2014 for illustrative purposes only." Since financial information for the three months ended March 31, 2014 is not included or presented anywhere in the filing, please explain why you have used the exchange rate for the three months ended March 31, 2014 rate rather than the exchange rate for the nine months ended September 30, 2014.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP